Exhibit 99.5

January 13, 2012

Mr. Indranil (Neil) Barman

MRC Energy Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

Dear Mr. Barman:

In accordance with your request, we have reviewed the estimates prepared by MRC Energy Company (MRC), as of December 31, 2011, of the proved developed producing and proved undeveloped reserves and future revenue to the MRC interest in certain Frances Lewton and Martin Ranch leases located in DeWitt and LaSalle counties, Texas. It is our understanding that MRC intends to furnish this letter to its bank group as an addendum to our third quarter audit letter dated November 8, 2011, covering all of MRC’s properties as of September 30, 2011. Our review covers four developed wells and six undeveloped locations not included in the November 8, 2011, audit. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our review on or about the date of this letter.

The following table sets forth MRC’s estimates of the net reserves and future net revenue, as of December 31, 2011, for the reviewed properties:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed Producing	1,036	1,792	89,335	63,318
Proved Undeveloped	1,808	2,367	93,241	39,990

Total Proved	2,844	4,159	182,577	103,308

Totals may not add because of rounding.

Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.

In our opinion the estimates of MRC’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We are satisfied with the methods and procedures used by MRC in preparing the December 31, 2011, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by MRC.

4500 THANKSGIVING TOWER - 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411

1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951

nsai@nsai-petro.com netherlandsewell.com

The estimates shown herein are for proved reserves. MRC’s estimates do not include proved developed non-producing, probable, or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by MRC are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2011. For gas volumes, the average Henry Hub spot price of $4,118 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. For oil volumes, the average West Texas Intermediate posted price of $92.71 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $5.15 per MCF of gas and $95.86 per barrel of oil.

Operating costs used by MRC are based on historical operating expense records. Operating costs include direct lease- and field-level costs and MRC’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Capital costs used by MRC are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for new development wells and production equipment. Operating costs are held constant throughout the lives of the properties, and capital costs are held constant to the date of expenditure.

The reserves shown in this review letter are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of MRC and Netherland, Sewell & Associates, Inc. (NSAI) are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our review does not constitute a complete reserves study of the reviewed oil and gas properties. We did not review operating expenses, capital costs, or price differentials. In the conduct of our review, we have not independently verified the accuracy and completeness of information and data furnished by MRC with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our review did not include a review of MRC’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from MRC, public data sources, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the SPE. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ G. Lance Binder
G. Lance Binder, P.E. 61794
Executive Vice President

Date	Signed: January 13, 2012

GLB:JTE